UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 18, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces an Alliance Agreement with ReNu Energy of Australia, as well as Term Sheet to Transfer and Operate Solar Projects

LONDON – May 18, 2017 – VivoPower International PLC, a global next generation solar power company, today announced an Alliance Agreement with ReNu Energy (ASX: RNE) of Australia, pursuant to which ReNu Energy will have a right of first offer to acquire solar projects orginated by VivoPower in Australia below 5MW in size. In addition, VivoPower has entered into a term sheet with ReNu Energy for the transfer and operation of the first of these, the 600kW Amaroo Solar PV Project, subject to customary conditions precedent.

Under the terms of the agreement, Renu Energy will pay an annual alliance fee for the initial five year term of the agreement calculated based on the number of projects acquired from VivoPower, which may be extended by VivoPower for an additional five years. For each project acquired, ReNu Energy will also pay an up-front origination fee to VivoPower, and will enter into a long-term agreement under which VivoPower will provide asset management services.

“We are very pleased to partner with ReNu Energy and we hope that the sale of Amaroo is the first of many projects that we will transfer pursuant to the Alliance Agreement,” said Dr. Philip Comberg, Chief Executive Officer of VivoPower International PLC. “For VivoPower, the Alliance Agreement provides a unique strategic pathway to strengthen our build, transfer and operate (BTO) model for commercial, industrial and government (CIG) solar PV projects in Australia and to grow our base of long term recurring power services revenue.”

CEO & Managing Director of RNE, Mr Chris Murray commented, “We are delighted to be partnering with VivoPower, a successful originator of solar PV projects across the globe. The Alliance Agreement will allow us to accelerate the growth of our portfolio of behind the meter renewable energy assets.”

“The Amaroo Solar PV asset marks ReNu Energy’s first operational solar asset in what we aim to grow into a portfolio of solar PV projects. The Amaroo Project is operational and has a long term government offtake – an ideal project with which to launch our solar PV business and an example of future projects which we will seek to develop in conjunction with our partner, VivoPower. Amaroo will deliver an average annual contracted 20 year cash yield of 12.7% per annum, delivering positive cashflow to ReNu Energy.”

About VivoPower

VivoPower is a global next generation solar power company that operates a build, transfer and operate (BTO) model to establish an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchase agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the construction and development of such solar PV projects for asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, and manage and provide power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

About ReNu Energy

ReNu Energy Limited (ASX: RNE) is a clean energy products and services Company, delivering independent power solutions through the development of, build, own, operate and maintain renewable energy projects in Australia. The Company’s solar PV and embedded network projects will operate behind the meter, providing electricity directly to its customers in the commercial, industrial and agricultural sectors. ReNu Energy has one behind the meter bioenergy project in operation and is developing a second project.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication and the returns expected to generated by the transaction. These statements are based on VivoPower’s managements’ current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Carl Weatherley-White

Chief Financial Officer

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer